Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CHARDAN GLOBAL ACQUISITION 3 CORP.

Chardan Global Acquisition 3 Corp. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST:             That Article FIRST of the Certificate of Incorporation be and it hereby is amended to read as follows:

“FIRST: The name of the Corporation is Chardan NexTech Acquisition 2 Corp.”

SECOND:       That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Chardan NexTech Acquisition 2 Corp. has caused this Certificate to be signed by Jonas Grossman, its Chief Executive Officer, this 22nd day of February, 2021.

/s/ Jonas Grossman
By: Jonas Grossman
Title: Chief Executive Officer